Bay Adelaide Centre, East Tower

22 Adelaide Street West, Suite 3400

Toronto, Ontario

Canada M5H 4E3

Toll Free: 1.844.364.1830

Fax : 1.860.799.0350

www.tangoldcorp.com

March 30, 2020

Via Edgar

Mr. Karl Hiller, Branch Chief

Ms. Lily Dang

Ms. Jenifer Gallagher

Mr. John Coleman

Office of Energy & Transportation

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:

Tanzanian Gold Corporation

SEC File No.:

File No.: 001-32500

Form 20-F for the Fiscal Year ended August 31, 2019

Filed: December 2, 2019

Response to Staff Letter dated March 11, 2020

Ladies and Gentlemen:

Tanzanian Gold Corporation (the “Company”) is submitting this letter in response to the Securities and Exchange Commission’s (“SEC’s”) staff comment letter dated March 11, 2020. We have reproduced the text of the staff’s comments in bold-faced type and have provided our responses. Terms used in our responses that are not defined shall have the same meaning as defined in our Form 20-F for the year ended August 31, 2019.

Response Letter dated February 21, 2020

Information on the Company, page 17

1.

We note your response to prior comments one and three, regarding your reserves and joint venture. Please clarify the extent to which your written responses represent the disclosures you are proposing to include in an amendment to your filing and in future filings and specify the particular pages where such disclosures will appear.

Please ensure that your responses to the comments in this letter clearly set forth the disclosure and accounting revisions that you propose to address the concerns.

A.

To clarify and in response to prior comment one, the revised information regarding the following tables will replace the tables appearing in the section entitled “Mineral Resource and Mineral Reserve Estimates” currently appearing on page 29 of the Company’s Form 20-F.  The Company will prepare an amendment to its Form 20-F for the year ended August 31, 2020 to replace the prior discussion and replace it with the following information.

Mineral Resource and Mineral Reserve Estimates

The Buckreef Project mineral resources as at August 31, 2019, using a cut-off grade of 0.5g/t is as summarized in the table below:

Buckreef Project Mineral Resource Estimate as of August 31, 2019

Source: Virimai Projects 2018

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

Mineral Resources inclusive of Mineral Reserves

Estimates over variable widths to 3m to 40m

Bulk Density ranges 2.0g/cm3 to 2.8g/cm3

Inconsistencies in totals are due to rounding down

55% attributable to TRX

Cut-off grade 0.5g/t Au

The Buckreef Project Mineral Reserve estimate is based on a gold cut-off grade of 0.37grams per tonne which has been calculated from the following parameters:

Gold Price (pit shell): US$ 1,300 per oz

• Mining Cost (waste & ore): US$1.13 per ton

• Mining Cost (ore): US$17.67 per ton

• Process Cost: US$10.24 per ton of ore

• Labour Cost: US$1.98 per ton

• Recovery: 92.3% for oxides

• Recovery 85% for sulphides

The Buckreef Project pit-optimized mineral reserves as at August 31, 2019, are as summarized in the table below:

Buckreef Project Mineral Reserve Estimate as of August 31, 2019

B. Prior Comment Number Three

The Company will prepare an amendment to its Form 20-F for the year ended August 31, 2019 to replace the first paragraph on page 40 of the Form 20-F and replace it with the following information, as updated, to reflect our response to comment number 3 of the staff’s March 11, 2020 comment letter.

On December 16, 2010, the Company signed a binding Heads of Agreement with STAMICO setting forth the key terms to develop the Buckreef Project for which the Company paid STAMICO US $3,000,000.  On October 25, 2011, Tanzam, a wholly owned subsidiary of the Company, entered into a Definitive Joint Venture Agreement for Re-Development of the Buckreef Gold Mine with STAMICO. Under the Joint Venture Agreement, Tanzam holds a 55% interest and STAMICO holds the remaining 45% interest in the joint venture company called Buckreef Gold Company Limited.

Through Tanzam, the Company has 100% control over all aspects of the joint venture. In accordance with the joint venture agreement, the Company has to arrange financing, incur expenditures, make all decisions and operate the mine in the future. The Company’s obligations and commitments include completing a preliminary economic assessment, feasibility study and mine development. STAMICO’s involvement is to contribute the licenses and rights to the property.

The joint venture agreement contains an obligation clause regarding the commissioning date for the plant. The clause becomes effective only in the event the property is not brought into production before a specified future date which was originally estimated to be in December 2015. The Company shall be entitled to extend the date for one additional year:  ( i) for the extension year, on payment to STAMICO of US$500,000; (ii) for the second extension year, on payment to STAMICO of US$625,000; and (iii) for each subsequent extension year, on payment to STAMICO of US$750,000.

During November 2016, the Company received a letter from STAMICO regarding the status of a payment since they allege the property was not brought into production before the specified date.  The Company responded that no penalty was due because that it has certain reasons why the commission date was not met or, in the alternative, may have been met. After a series of discussions during November 2016, the Company and STAMICO resolved this issue, and the Company made payment of US$172,330 to STAMICO and the Company will pay US$382,818 to STAMICO in 24 equal installments out of proceeds of future production.  Through correspondence, STAMICO has confirmed that no further amounts are due.  The Company has accrued for the US$382,818 payment.

The Company has recognized a non-controlling interest (NCI) in respect of STAMICO’s 45% interest in its consolidated financial statements based on the initial payment by the Company to STAMICO and will be adjusted based on annual exploration and related expenditures. STAMICO has a free carried interest and does not contribute to exploration expenses.

There is a supervisory board made up of four directors of Tanzam and three directors of STAMICO, whom are updated with periodic reports and review major decisions. Amounts paid to STAMICO and subsequent expenditures on the property are capitalized by the Company to mineral properties or inventory for costs directly related to the extraction and processing of ore and reported under Buckreef Gold Company Limited.

2.

With regard to your response to prior comment three, please explain the basis for your current disclosure stating that no payment was due pursuant to the obligation clause even though you had not brought the property into production as required. Given that the cumulative yearly extension payment requirements outlined in your disclosure amount to $2,625,000 through December 2019, you should expand your disclosure in Note 4 to your financial statements to quantify the total of unpaid extension amounts and to clarify how your payment of $172,330 aptly secures your investment in the project, if this is your view. Please reconcile your view with disclosures on page 13 of your report, of the risk the Tanzanian government may demand payment pursuant to these provisions.

In its amendment to the Form 20-F for the year ended August 31, 2019,the Company will revise the risk factor on page 13 to further clarify that the payment of $US382,818 will come from future production and that the Company has received correspondence from STAMICO indicating that no other payments are due.  The risk factor on page 13 will be revised to read as follows:

The Company may be subject to certain risks from Tanzanian government because it has not brought the Buckreef Project into production by a certain date.

The Company’s joint venture agreement with STAMICO contains an obligation clause regarding the commissioning date for the plant. The clause becomes effective only in the event the property is not brought into production before a specified future date which was originally estimated to be in December 2015. Under the agreement, the Company is entitled to extend the date for one additional year: (i) for the extension year; on payment to STAMICO of US$500,000; (ii) for the second extension year, on payment to STAMICO of US$625,000; and (iii) for each subsequent extension year, on payment to STAMICO of US$750,000.

During November 2016, the Company received a letter from STAMICO regarding the status of a payment since they allege the property was not brought into production before the specified date.  The Company responded that no penalty was due because it has certain reasons why the commission date was not met or, in the alternative, may have been met. After a series of discussions during November 2016, the Company and STAMICO resolved this issue, and the Company made payment of US$172,330 to STAMICO and the Company will pay US$382,818 to STAMICO in 24 equal installments out of proceeds of production.  The US$382,818 payment has been accrued and through correspondence, STAMICO has confirmed that no further amounts are due.

Notwithstanding the forgoing, no assurance can be given that STAMICO will not challenge the Company ownership in the joint venture because the Company has not yet brought the Buckreef Project into production.

Tell us the extent to which the payments due pursuant to this agreement have been reflected in your financial statements for each period since 2015 and submit the analysis that you performed under IAS 37 in determining that you would not recognize the extension amounts as liabilities in your financial statements.

The Company has accrued the US$382,818 amount to be paid out of future production.

Exhibit 15.1 – Consolidated Financial Statements

Note 21 – Gold Bullion Loans, page 46

3.

We have read your response to prior comment four regarding your accounting for the various gold loan settlement options. We understand that your loans may contain both liability and equity components, in addition to the cash settlement provisions, based on the options lenders have to require that you return the gold you borrowed, or to require that you issue a fixed number of shares. However, you indicate that you are not accounting for the derivative liability component because you do not consider it to be material. You state that you do not believe there is more than a very low probability of the option being exercised because the option to settle in shares would always be more advantageous.

Provide us with the analysis that you performed in determining that the market value of shares issuable to settle the principal balance of the loans has been greater than the market value of the gold you would otherwise need to obtain to settle the obligations under the physical settlement scenarios, as of the end of each fiscal period since originating the loans. If the value of the gold that would need to be returned exceeded the value of shares on any settlement date, provide us with the details and tell us why you believe the lenders elected to settle in shares rather than gold in these instances.

Please quantify the total borrowings and settlements under gold loans thus far, and explain why you believe the extent and manner of actual settlements is indicative of all future settlements on the outstanding loans.

We have provided a spread sheet, attached as Exhibit 1 to this letter, indicating “Gold loans: shares vs bullion” for each five years ended August 31, 2019 through August 31, 2015.  As disclosed in the spreadsheet, the value of the gold loans based on share conversion is greater than the value of gold loans based on gold conversion for each of the five years.

In addition, we have provided a spreadsheet, attached as Exhibit  2, listing each loan which has elected to convert into common shares.  To date, no holder of the loans has elected to receive payment in gold bullion.

4.

We note your response to prior comment five and your list of secured gold loans on page 87. Among these loans, it appears that only those for Kelly McKennon stipulate a specific quantity of gold for the physical delivery option, while the others specify a return of “the coins” and of the “same type and condition.” We also note the loans with Structural Logistics LLC over both gold coins and silver coins but do not specify ounces.

However, in your response you indicate that all of physical delivery options are understood to require a return of the same quantity of gold as was borrowed. If this is your view, please correct or clarify the disclosures that currently state “if the bullion loans are paid back by bullion, the valuation date of such bullion will be the date of the loan agreements” as this would be inconsistent with returning the same quantity of gold, having a value which equates to the current market price on the settlement date.

The Company will revise Note 21 in future filings to remove the sentence “if the bullion loans are paid back by bullion, the valuation date of such bullion will be the date of the loan agreements” to avoid any confusion.

5.

In your response to prior comment five, you state that provisions in the loan agreements stipulate “the same quantity of gold borrowed would need to be returned in the same form as received” and we see you have a risk factor on page 9, explaining that if lenders elect repayment in gold, you may have to purchase gold in the market in order to repay the loans, and for this reason you are subject to the risk of increasing commodity prices.

Please expand your disclosure in your financial statements to specify the quantities of gold that are associated with the outstanding loans. We note that you had borrowed approximately 3,210 ounces pursuant to the secured gold loans listed on page 87.

The Company will add the following disclosure following the second paragraph in Note 21 in its future filings, such disclosure to be adjusted to reflect the correct number of ounces due as of such ending date.  “If lenders elect repayment in gold, the Company may have to purchase approximately 3,210 ounces of gold in the market in order to repay the loans.”

See also disclosure in our response to comment 4 above.

6.

Please explain how you have considered the guidance in paragraphs 4.3.3 and B4.3.5(d) of IFRS 9 in your current assessment of the accounting requirements. In other words, if the physical settlement option requires the return of a specified quantity of gold, where the value of repayment is indexed to the price of gold, explain why you believe that you are not required to account for this option as a derivative at fair value.

The Company wishes to clarify that the derivative was considered and valued and if the derivative exceeded the value of settlements in shares, it would have been recognized. The Company determined that only one derivative is to be recognized in the financial statements as the holder can only exercise one option (settlement in shares or gold, assuming cash is not elected), therefore the option with the highest value was valued, being settlement in shares, as further analyzed in the analysis provided in response to comment 3 above.

Operating and Financial Review and Prospects

Critical Accounting Estimates, page 63

7.

We note your disclosures on page 8, describing the material uncertainty that raises substantial doubt about your ability to continue as a going concern, and the additional financing that is required to continue development and construction of the Buckreef Project. You have disclosure on page 62, further clarifying that you do not have adequate resources to maintain your core activities for the next fiscal year or sufficient working capital to fund planned activities. We note that you do not generate any revenues or cash flows from operations and have not made the payments required under the obligation clause referenced in Note 4 to your financial statements.

Please submit the impairment analysis that you performed in accordance with IAS 36 and IFRS 6, as applicable, in determining not to recognize impairment of the amounts capitalized for the Buckreef Project, considering the various factors outlined above.

Our impairment analysis is as follows

An entity shall determine an accounting policy for allocating exploration and evaluation assets to cash generating units or groups of cash-generating units for the purpose of assessing such assets for impairment. Each cash-generating unit or group of units to which an exploration and evaluation asset is allocated shall not be larger than an operating segment determined in accordance with IFRS 8 Operating Segments. Exploration and evaluation assets shall be assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. When facts and circumstances suggest that the carrying amount exceeds the recoverable amount, an entity shall measure, present and disclose any resulting impairment loss in accordance with IAS 36.

An entity shall disclose information that identifies and explains the amounts recognized in its financial statements arising from the exploration for and evaluation of mineral resources.

Mineral Property impairment considerations:

The review of licenses, allocation of exploration, mine development and impairment of capitalized / deferred Mineral value is an ongoing process. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.  Budgeted exploration expenditure is only one of many factors to determine impairment. Future Joint venture potential, access to drilling equipment, available funding, shifts in underlying asset values etc. all impact our review of impairment and write downs.

a.

Property titles.  All licenses are renewed on a regular basis as required.  The Company has title to all relevant licenses related to the project.

b.

Exploration expenditures planned for the next twelve months.  The Company is currently conducting a drilling program on the project to further define the deposit.

c.

A significant adverse change in legal factors or in business climate? The Company is not exposed to any significant adverse changes in legal factors or in business climate.  The business climate has been stable.

d.

Accumulation of costs significantly in excess of budget?  The total amounts spent on exploration activities is in line with the budgeted costs and is based on available funds.

e.

Inability to access the site.  This has not been an issue to date.

f.

Environmental restrictions on development. The Company has not had any uneconomic environmental restrictions imposed.

g.

Inability to create an efficient distribution system.  An efficient distribution system is possible if resources are mined.  The Company is currently operating in an existing mining district with rapidly improving infrastructure.

h.

Political instability of the region? The political situation in Tanzania has been stable and consistent for recent years and we have no indication that this will change.

i.

Progress in its development activities? The Company continues to progress exploration activities and is currently undergoing a drill program with results publicly available.

j.

Remaining lease terms are insufficient? The Company believes that remaining lease terms are sufficient, will have no problem complying with the terms, and has a reasonable expectation to renew.

k.

Ability to meet commitments? The Company believes that is has adequate cash to fund all planned expenditures. The Company has been successful in raising funds as needed and does not expect this to change.

l.

Significant drop in mineral prices.  Gold prices have been on the rise during reporting period and show indications to increase further

Based on the above analysis for the Buckreef Project, the Company believes that there is no impairment indicated.

The Company believes that it has adequately responded to all of the Staff’s comments. Please contact the undersigned at 647-308-5034 or marcoguidi@hotmail.com if additional information is required.

Yours respectfully,

Tanzanian Gold Corporation

/s/ Marco Guidi_________________

Marco Guidi, Chief Financial Officer

Schedule 1

Name	Date of Agmt	Loan Amount	Price Per share	Settlement in shares	Settlement in Gold Coins	
A	June 22, 2015	$1,015,000.00	$0.26	3,903,846	838	
B	June 22, 2015	$515,000.00	$0.26	1,980,769	418	
C	October 19, 2015	$500,000.00	$0.26	1,923,077	424	
D	October 19, 2015	$500,000.00	$0.26	1,923,077	427	
D	June 27, 2016	$100,000.00	$0.26	384,615	76	
C	June 28, 2016	$100,000.00	$0.26	384,615	76	
E	March 31, 2017	$100,000.00	$0.26	384,615	76	
F	January 19, 2018	$417,206.50	$0.28530	1,462,343	311	
G	March 1, 2018	$330,000.00	$0.26700	1,235,955	250	
H	June 11, 2018	$180,000.00	$0.34460	522,345	140	
I	July 30, 2018	$100,000.00	$0.31000	322,581		Silver, not specified
J	January 28, 2019	$169,000.00	$0.33570	503,426	130	
H	April 9, 2019	$47,856.90	$0.52320	91,470	40	
			Total	15,022,734	3,206	
			Stock price	**Value based on share convers**	**Value based on gold coin convers**	**Gold price**
		31-Aug-15	0.415	$ 6,234,435	$ 4,841,060	$1,510.00
		31-Aug-16	0.98	$ 14,722,280	$ 5,507,908	$ 1,718
		31-Aug-17	0.54	$ 8,112,277	$ 5,273,870	$ 1,645
		31-Aug-18	0.455	$ 6,835,344	$ 5,027,008	$ 1,568
		31-Aug-19	1.06	$ 15,924,098	$ 6,508,180	$ 2,030

Schedule 2